Exhibit 12 (a)(10)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST REIT INVESTORS I, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain of Everest REIT Investors I, LLC

 (626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, January 6, 2016 – Everest REIT Investors I, LLC today announced that it has extended the expiration date of its outstanding tender offer for shares of common stock in CNL Growth Properties, Inc.  The expiration date for the tender offer has been extended to 5:00 p.m., Pacific Time, on January 14, 2016.  The offer was previously scheduled to expire at 5:00 p.m., Pacific Time, on January 6, 2016.  Based on the information provided by tendering shareholders, approximately 25,300 shares have been tendered to date.